HUBHOUZE, LLC

FINANCIAL STATEMENTS

For the period February 25, 2022 to July 25, 2022

(Unaudited)

HUBHOUZE, LLC

BALANCE SHEET
as of July 25, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	0.00
Prepaid expenses		0.00
Accounts receivable		0.00
TOTAL CURRENT ASSETS		0.00
TOTAL ASSESTS		**0.00**

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts Payable	0.00
TOTAL LIABILITIES	0.00

STOCKHOLDERS' EQUITY

Capital Stock (0 Shares authorized, 0 shares issed and outstanding, $0.00 par value	0.00
Additional paid in captial	450.00
Retained Earnings/(Accumulated Deficit)	(450.00)
TOTAL STOCKHOLDERS' EQUITY	0.00
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	**0.00**

HUBHOUZE, LLC

Statement of Operations
for the Period February 25, 2022 to July 25, 2022

Operating Income		
E-Commerce Revenue	$	0.00
Other Revenue		0.00
Cost of Goods Sold		0.00
Gross Profit		**0.00**
Operating Expenses		
Advertising & Marketing		0.00
Bank Charges & Fees		0.00
Legal & Professional Services		450.00
Meals & Entertainment		0.00
Office Supplies & Software		0.00
PayPal Fees		0.00
Rent & Lease		0.00
Salaries & Wages		0.00
Contract Labor		0.00
Travel		0.00
Utilities		0.00
Total Operating Expenses		**450.00**
Net Income (Loss)		**(450.00)**

HUBHOUZE, LLC
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 25, 2022 (INCEPTION)	-	$ -	-	$ -	$ 450.00	$ -	$ 450.00
Contributions						-	$ -
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	($450.00)	($450.00)
ENDING BALANCE, JULY 25, 2022					$ 450.00	($450.00)	$ -

HUBHOUZE, LLC

Statement of Cash Flows
as of July 25, 2022

Cash Flows from Operating Activities

Net Income (Loss) for the Period	$	(450.00)
Change in Prepaid Epenses		0.00
Change in Payables		0.00
Net Cash Flows from Operating Activites		**(450.00)**

Cash Flows from Financing Activities

Business and Personal Grants	450.00
Net Cash flows from Financing Activities	**450.00**

Cash at Beginning of Period	0.00
Net Increase (Decrease) in Cash	0.00
Cash at End of Period	**0.00**

HUBHOUZE, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Period February 25, 2022 to July 25, 2022

1. ORGANIZATION AND PURPOSE

Hubhouze, LLC (the "Company"), is a limited liability company organized under the laws of the State of Kentucky. The Company operates an e-commerce business and derives revenue from the sale of all-inclusive bathroom packages.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31. However, for the year 2022 it will operate on a short year since operations began February 25, 2022.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year period ended July 25, 2022, the Company's cash positions include its operating bank account.

d) **Legal Fees**

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.